Infosys®
POWERED BY INTELLECT
DRIVEN BY VALUES

# Postal Ballot Notice

*[Notice Pursuant to Section 110 of the Companies Act, 2013, read with rule 22 of the Companies (Management and Administration) Rules 2014]*

Dear Member(s),

Notice is hereby given pursuant to the provisions of Section 110 and other applicable provisions, if any, of the Companies Act, 2013 ('the Act'), read together with the Companies (Management and Administration) Rules, 2014 (including any statutory modification or reenactment thereof for the time being in force), that the resolutions appended below be passed by the Members through postal ballot / electronic voting (e-voting). The explanatory statement pertaining to the aforesaid resolutions setting out the material facts concerning each item and the reasons thereof is annexed hereto with a Postal Ballot Form for your consideration.

The Board of Directors of the Company has appointed Parameshwar G. Hegde, Practicing Company Secretary, as the Scrutinizer for conducting the postal ballot / e-voting process in a fair and transparent manner.

Members desiring to exercise their vote by postal ballot are requested to carefully read the instructions printed in the Postal Ballot Form and return the same duly completed in the enclosed self-addressed Business Reply Envelope. Postage will be borne and paid by the Company. Postal Ballot Form(s), if sent by courier or by registered post / speed post at the expense of the Member(s) will also be accepted. The Postal Ballot Form(s) may also be deposited personally at the address given on the self-addressed Business Reply Envelope. The duly completed Postal Ballot Form(s) should reach the Scrutinizer not later than 17:30 Hours IST on February 27, 2015 to be eligible for being considered, failing which, it will be strictly considered that no reply has been received from the Member.

Members desiring to opt for e-voting as per the facilities arranged by the Company are requested to read the instructions in the Notes under the section 'Voting through Electronic Means'. References to Postal Ballot(s) in this Postal Ballot Notice include votes received electronically.

The Scrutinizer will submit his report to the Chairman of the Company after the completion of the scrutiny of the postal ballots (including e-voting). The result of postal ballot shall be declared on or before March 4, 2015 and communicated to the Stock Exchanges, Depository, Registrar and Share Transfer Agent and shall also be displayed on the Company's website at www.infosys.com

## Resolutions

### Item no. 1 – Appointment of Prof. Jeffrey S. Lehman as an Independent Director

**To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution :**

**RESOLVED THAT**, pursuant to the provisions of Sections 149 and 152, and any other applicable provisions of the Companies Act, 2013, and the Rules made thereunder (including any statutory modifications or reenactment(s) thereof, for the time being in force) read with Schedule IV to the Companies Act, 2013 (including any statutory modifications or reenactment(s) thereof, for the time being in force), Prof. Jeffrey S. Lehman, Director (DIN-00092981) of the Company whose period of office is liable

**INFOSYS LIMITED**
CIN: L85110KA1981PLC013115
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

to determination by retirement of directors by rotation (under the erstwhile Companies Act, 1956) and in respect of whom the Company has received a notice in writing from a member under Section 160 of the Companies Act, 2013, signifying his intention to propose Prof. Jeffrey S. Lehman as a candidate for the office of director, be and is hereby appointed as an Independent Director of the Company for a term up to April 13, 2016 and whose office shall not be liable to retire by rotation.

## Item no. 2 – Appointment of Prof. John W. Etchemendy as an Independent Director

**To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:**

**RESOLVED THAT**, pursuant to Section 149, 152 and other applicable provisions of the Companies Act, 2013, and the Rules made thereunder read with Schedule IV to the Companies Act, 2013, Prof. John W. Etchemendy (DIN-07029756), who was appointed as an Additional Director of the Company by the Board of Directors with effect from December 4, 2014 in terms of Section 161 of the Companies Act, 2013, and in respect of whom the Company has received a notice in writing from a member under Section 160 of the Companies Act, 2013, signifying his intention to propose Prof. John W. Etchemendy as a candidate for the office of director of the Company, be and is hereby appointed as an Independent Director of the Company for a term up to December 3, 2019, and whose office shall not be liable to retire by rotation.

Registered office:
Electronics City, Hosur Road
Bengaluru 560 100
India

Bengaluru
January 9, 2015

*by order of the Board of Directors*
for Infosys Limited

Dr. Vishal Sikka
*Chief Executive Officer and Managing Director*

## Notes

1. The explanatory statement pursuant to Section 102 of the Act stating all material facts and the reasons for the proposal is annexed herewith.
2. The Postal Ballot Notice is being sent to the Members whose names appear on the Register of Members / List of Beneficial Owners as received from the National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL )as on January 16, 2015. The Postal Ballot Notice is being sent to Members in electronic form to the email addresses registered with their Depository Participants (in case of electronic shareholding) / the Company's Registrar and Share Transfer Agents (in case of physical shareholding). For Members whose email IDs are not registered, physical copies of the Postal Ballot Notice are being sent by permitted mode along with a postage-prepaid self-addressed Business Reply Envelope.
3. Members whose names appear on the Register of Members / List of Beneficial Owners as on January 16, 2015 will be considered for the purpose of voting.
4. Resolutions passed by the Members through Postal Ballot are deemed to have been passed as if they have been passed at a General Meeting of the Members.
5. The Members can opt for only one mode of voting, i.e., either by physical ballot or e-voting. In case Members cast their votes through both the modes, voting done by e-voting shall prevail and votes cast through physical postal ballot forms will be treated as invalid.
6. In case a Member is desirous of obtaining a printed Postal Ballot Form or a duplicate, he or she may send an e-mail to investors@infosys.com. The Registrar and Transfer Agent / Company shall forward the same along with postage-prepaid self-addressed Business Reply Envelope to the Member.
7. Voting rights shall be reckoned on the paid-up value of shares registered in the name of the Members as on January 16, 2015.
8. In compliance with Sections 108 and 110 of the Companies Act, 2013 and the Rules made thereunder, the Company has provided the facility to the Members to exercise their votes electronically and vote on all resolutions through the e-voting service facility arranged by NSDL. The instructions for electronic voting are annexed to this Notice.
9. A Member cannot exercise his vote by proxy on postal ballot.
10. Members desiring to exercise their vote by physical postal ballot are requested to carefully read the instructions printed in the Postal Ballot Form and return the Form duly completed and signed, in the enclosed self-addressed Business Reply Envelope to the Scrutinizer, so that it reaches the Scrutinizer not later than close of working hours (i.e. 17:30 Hours IST) on February 27, 2015. The postage will be borne by the Company. However, envelopes containing postal ballots, if sent by courier or registered / speed post at the expense of the Members will also be accepted. If any postal ballot is received after 17:30 Hours IST on February 27, 2015, it will be considered that no reply from the Member has been received.
11. The Scrutinizer will submit his report to the Chairman after the completion of scrutiny, and the result of the voting by postal ballot will be announced by the Chairman or any Director of the Company duly authorized, on or before March 4, 2015 at the registered office of the Company and will also be displayed on the Company website (www.infosys.com), and communicated to the Stock Exchanges, Depository, Registrar and Share Transfer Agent on the said date.
12. The date of declaration of results of the postal ballot shall be the date on which the resolution would be deemed to have been passed, if approved by the requisite majority.
13. All the material documents referred to in the explanatory statement will be available for inspection at the registered office of the Company during office hours on all working days from the date of dispatch of the Notice till February 27, 2015.

## Voting through electronic means

In compliance with Clause 35B of the Listing Agreement and Sections 108, 110 and other applicable provisions of the Companies Act, 2013, read with the related Rules, the Company is pleased to provide e-voting facility to all its Members, to enable them to cast their votes electronically instead of dispatching the physical Postal Ballot Form by post. The Company has engaged the services of NSDL for the purpose of providing e-voting facility to all its Members.

The instructions for e-voting are as follows:

1. Members whose email addresses are registered with the Company / Depository Participant(s) will receive an email from NSDL informing them of their User-ID and Password. Once the Member receives the email, he or she will need to go through the following steps to complete the e-voting process:
   a. Open email and open the PDF file titled 'Infosys e-voting.pdf' using your Client ID or Folio No. as password. The said PDF file contains your user ID and password for e-voting. Please note that this password is an initial password.
   b. Launch your internet browser and type the following URL : https://www.evoting.nsdl.com.
   c. Click on Shareholder – Login.
   d. Enter the user ID and password (the initial password noted in step (a) above). Click on Login.
   e. The Password change menu will appear. Change the password to a password of your choice. The new password should have a minimum of 8 digits / characters or a combination thereof. It is strongly recommended that you do not share your password with any other person and take utmost care to keep your password confidential.
   f. The homepage of e-voting will open. Click on e-voting: Active Voting Cycles.
   g. Select 'EVEN' (E Voting Event Number) of Infosys Limited.
   h. Now you are ready for e-voting as the Cast Vote page opens.
   i. Cast your vote by selecting the option of your choice and click on 'Submit', and also remember to 'Confirm' when prompted.
   j. On confirmation, the message 'Vote cast successfully' will be displayed.
   k. After you have voted on a resolution once, you will not be allowed to modify your vote.
   l. Institutional Members (i.e. other than individuals, HUF, NRI etc.) are required to send a scanned copy (PDF / JPG Format) of the relevant Board resolution / authorization letter etc., together with attested specimen signature of the authorized signatory(ies) who is/are authorized to vote, to the Scrutinizer via e-mail to evoting@infosys.com, with a copy marked to evoting@nsdl.co.in.
2. For Members whose email IDs are not registered with the Company / Depository Participant(s) and who receive the physical postal ballot forms, the following instructions may be noted:
   a. The initial password is provided at the bottom of the Postal Ballot Form.
   b. Please follow the instructions from a. to l. as mentioned in step 1 to cast your vote.
3. In case of any queries, you may refer to the Frequently Asked Questions (FAQs) and e-voting user manual for Members available in the 'Downloads' section of www.evoting.nsdl.com.
4. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the 'Forgot Password' option available on the site to reset the password.
5. If you are already registered with NSDL for e-voting, then you can use your existing user ID and password for casting your vote.
6. The e-voting period commences on January 28, 2015 (9:00 Hours IST) and ends on February 27, 2015 (17:30 Hours IST). During this period, Members of the Company holding shares either in physical form or in dematerialized form, as on the relevant date i.e. January 16, 2015, may cast their vote electronically. The e-voting module shall be disabled by NSDL for voting thereafter. Once the vote on a resolution is cast by a Member, he or she will not be allowed to change it.

7. The voting rights of Members shall be in proportion to their share of the paid-up equity share capital of the Company as on the relevant date i.e. January 16, 2015.

# Explanatory statement pursuant to Sections 102(1) and 110 of the Companies Act, 2013

## Item no. 1

Prof. Jeffrey S. Lehman is an Independent Director of the Company (appointed pursuant to Clause 49 of the Listing Agreement), whose period in office is liable to determination by retirement of directors by rotation under the erstwhile applicable provisions of the Companies Act, 1956. He joined the Board of Directors ('the Board') of the Company on April 14, 2006. The Companies Act, 2013, came into effect on April 1, 2014. Section 149 (10) of the Companies Act, 2013 provides that an independent director shall hold office for a term of up to five consecutive years on the Board. Further, section 149 (13) of the Companies Act, 2013 states that the provisions relating to retirement of directors by rotation shall not apply to the appointment of independent directors. Additionally, the Ministry of Corporate Affairs, Government of India, by a notification, has clarified that if a company intends to appoint existing independent directors as independent directors under the Act, such appointment must be made expressly within one year from April 1, 2014. The Company proposes to comply with the provisions of the Companies Act, 2013 and the notification of the Ministry of Corporate Affairs.

Prof. Jeffrey S. Lehman being eligible, the resolution seeks the approval of members for his appointment as an Independent Director. An independent director's appointment is subject to the retirement policy of the Board. Subject to the term of office conditionalities, under the Companies Act, 2013 (including any statutory modifications or reenactment(s) thereof, for the time being in force) and the Listing agreement, independent directors retire on a date, which is earlier of either of the following events :

- Attaining the age of 70 years; or
- Completion of two consecutive terms of five years each from the date of the first appointment.

Hence, it is proposed to appoint Prof. Jeffrey S. Lehman as an Independent Director for a term up to April 13, 2016 (retirement by term), pursuant to Section 149 and other applicable provisions of the Companies Act, 2013, and the Rules made thereunder (including any statutory modifications or reenactment(s) thereof, for the time being in force), and that he shall not be liable to retire by rotation.

The Company has received notice in writing pursuant to Section 160 of the Companies Act, 2013, from a member along with a deposit of ₹ 1,00,000 proposing the candidature of Prof. Jeffrey S. Lehman for the office of Independent Director, to be appointed as such under the provisions of Section 149 of the Companies Act, 2013.

The Company has received from Prof. Jeffrey S. Lehman (i) consent in writing to act as director in Form DIR 2 pursuant to Rule 8 of Companies (Appointment & Qualification of Directors) Rules, 2014, (ii) intimation in Form DIR 8 in terms of Companies (Appointment & Qualification of Directors) Rules, 2014, to the effect that he is not disqualified under sub-section (2) of Section 164 of the Companies Act, 2013, confirming his eligibility for such appointment, and (iii) a declaration to the effect that he meets the criteria of independence as provided in sub-section (6) of Section 149 of the Companies Act, 2013.

In the opinion of the Board, Prof. Jeffrey S. Lehman fulfils the conditions specified in the Companies Act, 2013 and Rules made thereunder for his appointment as an Independent Director of the Company and is independent of the Management. A copy of the draft letter for the appointment of Prof. Jeffrey S. Lehman as an Independent Director setting out the terms and conditions would be available for inspection without any fee by the members at the registered office of the Company during normal business hours on any working day. The Board considers that his continued association would be of immense benefit to the Company and it is desirable to continue to avail of the services of Prof. Jeffrey S. Lehman as an Independent Director. Accordingly, the Board recommends the resolution in relation to the appointment of Prof. Jeffrey S. Lehman as an Independent Director, for the approval by members of the Company.

No director, key managerial personnel or their relatives, except Prof. Jeffrey S. Lehman, to whom the resolution relates, is interested or concerned in the resolution.

The Board recommends the resolution set forth in Item no. 1 for the approval of the members.

## Item no. 2

Prof. John W. Etchemendy was appointed as an Additional Director by the Board with effect from December 4, 2014 pursuant to Section 161 of the Companies Act, 2013, read with Article 114 of the Articles of Association of the Company.

Pursuant to the provisions of Section 161 of the Companies Act, 2013, Prof. John W. Etchemendy will hold office up to the date of the ensuing AGM. The Company has received notice in writing under the provisions of Section 160 of the Companies Act, 2013, from a member along with a deposit of ₹ 1,00,000 proposing the candidature of Prof. John W. Etchemendy for the office of Independent Director, to be appointed as such under the provisions of Section 149 of the Companies Act, 2013.

The Company has received from Prof. John W. Etchemendy (i) consent in writing to act as director in Form DIR 2 pursuant to Rule 8 of Companies (Appointment & Qualification of Directors) Rules 2014, (ii) intimation in Form DIR 8 in terms of Companies (Appointment & Qualification of Directors) Rules, 2014, to the effect that he is not disqualified under sub-section (2) of Section 164 of the Companies Act, 2013, and (iii) a declaration to the effect that he meets the criteria of independence as provided in sub-section (6) of Section 149 of the Companies Act, 2013.

The resolution seeks the approval of members for the appointment of Prof. John W. Etchemendy as an Independent Director of the Company for a term up to December 3, 2019 pursuant to Section 149 and other applicable provisions of the Companies Act, 2013 and the Rules made thereunder. He is not liable to retire by rotation.

In the opinion of the Board of Directors, Prof. John W. Etchemendy, the Independent Director proposed to be appointed, fulfils the conditions specified in the Act and the Rules made thereunder and he is independent of the Management. A copy of the draft letter for the appointment of Prof. John W. Etchemendy as an Independent Director setting out the terms and conditions is available for inspection without any fee by the members at the Company's registered office during normal business hours on working days up to February 27, 2015.

No director, key managerial personnel or their relatives, except Prof. John W. Etchemendy, to whom the resolution relates, is interested or concerned in the resolution.

The Board recommends the resolution set forth in Item no. 2 for the approval of the members.

# Additional information on directors recommended for appointment as required under Clause 49 of the Listing Agreement



## Prof. Jeffrey S. Lehman

**Prof. Jeffrey S. Lehman was inducted on April 14, 2006 as a Member of the Board.**

Prof. Jeffrey Sean Lehman is the inaugural vice chancellor of NYU Shanghai. He has previously been founding dean of the Peking University School of Transnational Law, president of Cornell University, dean of the University of Michigan Law School, a tenured professor of law and public policy at the University of Michigan, a practicing lawyer in Washington, D.C., a law clerk to Associate Justice John Paul Stevens of the U.S. Supreme Court, and a law clerk to Chief Judge Frank M. Coffin of the U.S. Court of Appeals for the First Circuit.

Prof. Lehman is also chancellor of the Peking University School of Transnational Law, a nonresident senior scholar at the Woodrow Wilson International Center for Scholars, a member of the international advisory board of the Nazareth Academic Institute, and an American representative in the U.S.-China Legal Experts Dialogue.

He previously served as president of the American Law Deans Association, as chair of the board of Internet2, and as a member of the boards of trustees of the Consortium on Financing Higher Education, the Skadden Fellowship Foundation, and the Asian University for Women Support Foundation.

Prof. Lehman's honors include the Friendship Award from the People's Republic of China, the National Equal Justice Award from the NAACP Legal Defense and Educational Fund, Inc., an honorary doctorate from Peking University, honorary professorships from several other universities, and membership in the American Law Institute. Prof. Lehman earned a bachelor's degree in mathematics from Cornell University and degrees in law and public policy from the University of Michigan.

### Companies (other than Infosys) in which Prof. Jeffrey S. Lehman holds directorship and committee membership

**Directorship**
Infosys Public Services, Chairman

**Chairperson of Board committees**
None

**Member of Board committees**
None

**Shareholding in the Company**
None



## John W. Etchemendy

**Prof. John W. Etchemendy was appointed as an additional Director on December 4, 2014.**

John W. Etchemendy is the Provost of Stanford University and the Patrick Suppes Family Professor in the School of Humanities and Sciences.

Prof. Etchemendy is also a faculty member of the Symbolic Systems Program and a senior researcher at the Center for the Study of Language and Information (CSLI), Stanford University. He has received the Dean's Award for Excellence in Teaching (1988), and the Bing Award for Excellence in Teaching (1992). In addition, he is also the recipient of the Educom Medal for leadership in the application of technology to teaching. Prof. Etchemendy received his B.A. and M.A. in Philosophy from the University of Nevada, Reno. He earned his doctorate in Philosophy from Stanford University. He served on the faculty at Princeton University for two years before joining the Department of Philosophy at Stanford as a faculty member.

Prof. Etchemendy is the author of numerous books and articles on logic, some co-authored with several close collaborators. He has been co-editor of the *Journal of Symbolic Logic* and is on the editorial board of several other journals.

### Companies (other than Infosys) in which Prof. John W. Etchemendy holds directorship and committee membership

**Directorship**
None

**Chairperson of Board committees**
None

**Member of Board committees**
None

**Shareholding in the Company**
None

investors@infosys.com
www.infosys.com